GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman

212-801-9221

E-mail: feldmans@gtlaw.com

June 4, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Party Payday, Inc.
Registration Statement on Form S-1 filed February 13, 2012,
as amended by Amendment No. 1 filed April 30, 2012,
and Amendment No. 2 filed June 5, 2012
File No. 333-179490

Ladies and Gentlemen:

On behalf of Gold Party Payday, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-179490 (the “Amendment”), for the registration of 666,667 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Lisa Kohl, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the Commission by letter, dated May 18, 2012, and includes the Company’s financial statements through the six-month period ended March 31, 2012.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your Management’s Discussion and Analysis.

•	In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: Please see the new disclosures on pages 1 (under “Summary”), 10-11 (the last two risk factors) and 21 (at the end of Management’s Discussion and Analysis), addressing each of the staff’s comments with regard to the implications of the Company being an “emerging growth company” under the JOBS Act.

Prospectus Cover Page

2.	We note your response to comment 7 in our letter dated March 8, 2012. Please revise your prospectus to state whether your agreement with Glenn Hoskins P.S.C. is in writing. If so, please file the Escrow Agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Response: The Escrow Agreement between Gold Party Payday and Glenn Hoskins P.S.C. is being filed as Exhibit 10.4 to the Registration Statement with the Amendment.

Prospectus Summary, page 1

The Offering, page 2

3.	We note your response to comment 10 in our letter dated March 8, 2012. However, it does not appear that you have revised your disclosure on page 29 as indicated in your response. In this regard, we note your statement in the third paragraph on page 29 that “[i]nvestors will not be entitled to a refund of their investment if we decide to extend the offering period for an additional 90 days.” Please revise.

Response: The fourth sentence in the third paragraph under “Plan of Distribution and Terms of the Offering” [after the sentence noted in the staff’s comment], states that “In the event that the minimum offering of 333,334 shares is not sold within 180 days after the date of this prospectus or within the additional 90 days if extended, all monies received by us will be refunded to you the next business day after the offering’s termination…(emphasis added).” We believe this disclosure responds to the staff’s concern.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

16

Overview, page 16

4.	We reviewed your response to comment 16 in our letter dated March 8, 2012 and the revisions to your disclosure. Please disclose how you account for and classify the percentage of gross proceeds received at party events paid to the host and/or the former guest booking the events. Please also confirm that you have remitted payment for the purchased items, and clarify whether you have paid the event hosts the payment to which each host is entitled for hosting the party.

Response: The Company accounts for and includes the percentage of gross proceeds received at party events paid to the host within “inventory.” For every party the Company has held to date where a party host has received 10% of the gross proceeds, the host also sold gold/silver jewelry items to the Company and the total amount of both (10% host proceeds and proceeds for items sold) were included on one check written to the host from the Company. The Company has remitted payment for all purchased items and also paid the event hosts the payment to which each host is entitled for hosting the party, where applicable.

Revenue Recognition, page 16

5.	We reviewed your response to comment 18 in our letter dated March 8, 2012 and the revisions to your disclosure. You disclose that revenue from sales to refineries of gold purchased from individuals at parties is recognized upon shipment of merchandise as (i) pervasive evidence of an arrangement exists, (ii) delivery has occurred and title transfers, and (iii) the sales price is fixed and determinable. However, your disclosure that product delivery is evidenced by a signed acknowledgement of receipt from the customers and title transfers appears to be inconsistent with your revenue recognition policy disclosed in the notes to your financial statements. Please revise your disclosure as appropriate. In addition, we note your disclosure in the last paragraph that you plan to estimate revenue after the gold and silver items purchased from guests are measured, tested and weighted, and that you will use publicly available sources to obtain daily spot prices for use in your estimates. Please disclose the implications of uncertainties associated with the methods and assumptions underlying estimates of revenue and gross profit, particularly in regard to the volume and purity of the metals, spot prices and volatility of commodity prices.

Response: The first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Revenue Recognition” on page 17 has been revised to be consistent with the revenue recognition policy disclosed on page F-10.

Liquidity and Capital Resources, page 18

6.	We note your disclosure in the fourth paragraph of this section that Ms. Morita has agreed to loan you up to $50,000. Please clarify whether this agreement is in writing and, if so, please file this agreement as an exhibit to the registration statement. If this agreement is not in writing, please disclose this fact and state that there is no guarantee that such funds will be loaned to you.

Response: The form of agreement between Gold Party Payday and Tatum L. Morita with regard to a possible loan was previously filed with the Registration Statement on February 13, 2012 as Exhibit 10.3.

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Cash Requirements, page 19

7.	We note your response to comment 19 in our letter dated March 8, 2012. Please also revise this section to indicate, as you do in your response, that you have not yet generated cash flow from operations. Please also indicate that there is no assurance that you will generate any such cash flow.

Response: In response to the staff’s comment, additional disclosure has been added to the first sentence under “Cash Requirements” on page 20 to clarify the extent of the Company’s cash position and cash flow to date.

8.	We note your statement in the second paragraph of this section that you require additional financing to continue operations and that you “believe that [you] will be able to obtain financing.” Please provide the basis for your belief that you will be able to obtain financing and disclose such basis in the registration statement, or remove this statement.

Response: In response to the staff’s comment, the statement that the Company “will be able to obtain financing” has been removed from page 20.

Business, page 21

9.	We note your response to comment 22 in our letter dated March 8, 2012 and your revised disclosure on page 1. Please further revise your disclosure to clarify on page 1 and in this section of the prospectus that you have not yet sent any items to a refinery.

Response: In May 2012, the Company sold approximately $3,400 in gold items to a precious metal refiner, which items had previously been held in inventory. This will be reflected in the Company’s Q2 2012 financial statements. We wish to note that the Company has no written or oral contract with the precious metal refining company.

Certain Relationships and Related Transactions, page 28

10.	We note your response to comment 24 in our letter dated March 8, 2012. Please disclose the approximate dollar value of the outstanding membership interests of Gold Party Payday LLC that Ms. Morita contributed in exchange for the 4,000,000 shares of your common stock. Refer to Item 404(a)(3) of Regulation S-K.

Response: Language has been added to the first paragraph under “Certain Relationships and Related Party Transactions” on page 29 that no value was given to the stock issued by the newly formed corporation. Therefore, the shares were recorded to reflect the $.000001 par value and paid in capital was recorded as a negative amount of ($4).

Consolidated Financial Statements, page F-1

11. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: In compliance with Regulation S-X, Rule 8-08, the Company’s financial statements have been updated through March 31, 2012 in the Amendment.

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Unaudited Interim Financial Statements, page F-17

Note 5 – Related Party Transactions, page F-28

12.	We reviewed your response to comment 31 in our letter dated March 8, 2012. Please disclose that the fair value of services provided by your chief executive officer and directors is nominal and not recognized in the financial statements.

Response: The requested disclosure has been added to the Amendment at page F-28.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *               *

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Lisa Kohl, Esq., Staff Attorney Yolanda Guobadia, Staff Accountant Mara Ransom, Esq., Assistant Director Division of Corporation Finance

Ms. Tatum Morita Gold Party Payday, Inc.

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